EXHIBIT 4.111
OPTION EXERCISE AGREEMENT
between
DRDGOLD LIMITED
and
KHUMO GOLD SPV (PROPRIETARY) LIMITED
and
THE TRUSTEES FOR THE TIME BEING OF THE DRDSA EMPOWERMENT
TRUST

1 WHEREBY THE PARTIES AGREE AS FOLLOWS -
1.1 INTERPRETATION
1.1.1
In this Agreement –
clause headings are for convenience only and are not to be used in its interpretation;
1.1.2
an expression which denotes -
1.1.2.1
any gender includes the other genders;
1.1.2.2
a natural person includes a juristic person and vice versa; and
1.1.2.3
the singular includes the plural and  vice versa.
1.2
In this Agreement, unless the context clearly indicates a contrary intention, the following words and expressions shall bear the meanings assigned to them below and cognate words and expressions shall bear corresponding meanings –
1.2.1
"AFSA" means the Arbitration Foundation of Southern Africa;
1.2.2
"Agreement" means this Option Exercise Agreement;
1.2.3
"Closing Date" means the 1
s`
(first) business day after the date upon which the
last of the Suspensive Conditions has been fulfilled or waived, as the case may be;
1.2.4
"DRDGOLD" means DRDGOLD Limited, registration number 1895/000926/06, a limited liability public company duly incorporated in the Republic of South Africa;
1.2.5
"DRDSA" means DRDGOLD South African Operations (Proprietary)
Limited, registration number 2005/033662/07, a limited liability private company duly incorporated in the Republic of South Africa;

1.2.6
"Khumo Gold SPV" means Khumo Gold SPV (Proprietary) Limited, registration number 2005/029595/07, a limited liability private company duly incorporated in the
Republic of South Africa;
1.2.7
"Khumo Gold SPV Pref Share Subscription Agreement" means the
Subscription Agreement entered into or to be entered into between DRDGOLD and Khumo Gold SPV contemporaneously with the entering into of this
Agreement, in terms of which DRDGOLD will subscribe for, and Khumo Gold SPV will allot and issue to DRDGOLD, cumulative participating compulsorily redeemable class B preference shares in the share capital of Khumo Gold SPV;
1.2.8
"Nominated Attorneys" means Cliffe Dekker Incorporated, registration number
1998/018173/21, a firm of attorneys incorporated as a private company in the
Republic of South Africa in accordance with section 53(b) of the Companies
Act, 1973;
1.2.9
"Option" means the option granted by DRDGOLD to Khumo Gold SPV
(acting on its own behalf and as promoter of the Trust) in the Option Agreement, to acquire from DRDGOLD the Option Shares at the Option Price;
1.2.10
"Option Agreement" means the Option Agreement entered into between
DRDGOLD and Khumo Gold SPV on or about 18 November 2005, in terms of which DRDGOLD granted the Option to Khumo Gold SPV (acting on its own behalf and as promoter of the Trust);
1.2.11
"Option Price" means, in respect of
1.2.11.1 Khumo Gold SPV, R4,300,000.00 (four million three hundred thousand rand); and
1.2.11.2 the Trust, R5,070,000.00 (five million seventy thousand rand);

1.2.12
"Option Shares" means, in respect of —
1.2.12.1   Khumo Gold SPV, 50,000,000 (fifty million) ordinary shares in the capital of
DRDSA, constituting 5% (five percent) of the entire issued share capital of
DRDSA; and
1.2.12.2   the Trust, 60,000,000 (sixty million) ordinary shares in the capital of DRDSA, constituting 6% (six percent) of the entire issued share capital of DRDSA;
1.2.13
"Parties" means the parties to this Agreement;
1.2.14
"Signature Date" means the date of signature of this Agreement by the
Party last signing;
1.2.15
"Suspensive Conditions" means the suspensive conditions contained in clause 3.1;
1.2.16
"Trust" means the DRDSA Empowerment Trust, an inter vivos trust established by oral agreement between Khumo Gold SPV, Masecheaba
Palesa Moletsane Ncholo and Mervin Percival Thulo Mogotsi on 07
September 2006; and
1.2.17
"Trust Loan Agreement" means the Loan Agreement entered into or to be entered into between DRDGOLD and the Trust contemporaneously with the entering into of this Agreement, in terms of which DRDGOLD will lend and advance certain amounts to the Trust.
1.3 Any substantive provision, conferring rights or imposing obligations on a
Party and appearing in any of the definitions in this clause 1 or elsewhere in this Agreement, shall be given effect to as if it were a substantive provision in the body of the Agreement.

1.4
Words and expressions defined in any clause will, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout this Agreement.
1.5
Subject to the provisions of clauses 1.6 and 1.11, defined terms appearing in this
Agreement in title case will be given their meaning as defined, while the same terms appearing in lower case will be interpreted in accordance with their plain English meaning.
1.6
A reference to any statutory enactment will be construed as a reference to that enactment as at the Signature Date and as amended or substituted from time to time.
1.7
Reference to "days" will be construed as calendar days unless qualified by the word "business", in which instance a "business day" will be any day other than a
Saturday, Sunday or public holiday as gazetted by the government of the Republic of South Africa from time to time. Any reference to "business hours" shall be construed as being the hours between 08h30 and 17h00 on any business day. Any reference to time shall be based upon Central African Time.
1.8
Unless specifically otherwise provided, any number of days prescribed will be determined by excluding the first and including the last day or, where the last day falls on a day that is not a business day, the next succeeding business day.
1.9
Where figures are referred to in numerals and in words, and there is any conflict between the two, the words will prevail, unless the context indicates a contrary intention.
1.10    No provision herein will be construed against or interpreted to the disadvantage of a Party by reason of such Party having or being deemed to have structured, drafted or introduced such provision.
1.11 In this Agreement the words ''clause" or "clauses" refer to clauses of this
Agreement.
2  RECORDALS
2.1 In terms of the Khumo Gold SPV Pref Share Subscription Agreement,
DRDGOLD will subscribe for cumulative participating compulsorily redeemable class B preference shares in Khumo Gold SPV, on condition, inter alia, that Khumo
Gold SPV exercises its portion of the Option and applies the proceeds of the said subscription to inter alia pay its portion of the Option Price.
2.2 In addition, in terms of the Trust Loan Agreement, DRDGOLD will lend and advance to the Trust inter alia such amount as will enable the Trust to exercise its portion of the Option and pay its portion of the Option Price.
2.3      The Parties wish to record in writing their agreement in respect of the above and matters ancillary thereto.
3  SUSPENSIVE CONDITIONS
3.1 This Agreement, save for the provisions of clause 1, this clause 3, and clauses 8 to 15 which will become effective immediately, shall be subject to the suspensive conditions that, by not later than 31 October 2006 —
3.1.1 the Khumo Gold SPV Pref Share Subscription Agreement has been entered into and has become unconditional in accordance with its terms, save in respect of any condition requiring that this Agreement becomes unconditional; and
3.1.2 the Trust Loan Agreement has been entered into and has become unconditional in accordance with its terms, save in respect of any condition requiring that this Agreement becomes unconditional.
3.2 The Suspensive Conditions have been inserted for the benefit of all Parties and may therefore only be waived by agreement in writing between the Parties.
3.3 Each of the Parties will use commercially reasonable endeavours and the Parties will co-operate in good faith to procure the fulfilment of the Suspensive
Conditions as soon as reasonably possible after the Signature Date.
3.4 Unless all the Suspensive Conditions have been fulfilled or waived by not later than the date specified for fulfilment thereof set out above (or such later date or dates as may be agreed in writing between the Parties) the provisions of this Agreement, save for the provisions of clause 1, this clause 3, and clauses 8 to 15 which will become effective immediately, will never become of any force or effect and the status quo ante will be restored as near as may be and none of the Parties will have any claim against the others in terms hereof or arising from the failure of the Suspensive
Conditions, save for any claims arising from a breach of the provisions of clause 3.3.
4  EXERCISE OF OPTION
4.1 Each of Khumo Gold SPV and the Trust hereby, but with effect from the Closing
Date, exercises the Option, which exercise DRDGOLD hereby accepts.
4.2 On the Closing Date, DRDGOLD shall transfer to the Nominated Attorneys in cash, which shall receive on behalf of Khumo Gold SPV and the Trust, the amounts payable by DRDGOLD to Khumo Gold SPV and the Trust pursuant to the Khumo Gold SPV Pref Share Subscription Agreement and
the Trust Loan Agreement.

4.3
Upon receipt of the aforesaid amounts, the Nominated Attorneys will be instructed to apply R4,300,000.00 (four million three hundred thousand rand) on behalf of
Khumo Gold SPV, and R5,070,000.00 (five million seventy thousand rand) on behalf of the Trust, in order to pay the Option Price to DRDGOLD in terms of the provisions of the Option Agreement.
4.4
Forthwith upon receipt of the Option Price, DRDGOLD will deliver to Khumo Gold
SPV and the Trust the original share certificates reflecting the Option Shares together with share transfer forms in respect of the Option Shares signed in blank as to transferee, all in accordance with the provisions of the Option Agreement.
4.5
Upon the implementation of the provisions of this Agreement read with the Option
Agreement, the entire issued share capital of DRDSA will be held as follows —
Shareholder
Shares
Percentage
DRDGOLD
740,000,000 74%
Khumo Gold SPV 200,000,000 20%
Trust
60,000,000 6%
Totals
1,000,000,000 100%
5  GENERAL WARRANTIES
Each of the Parties hereby warrants to and in favour of the others that —
5.1
it has the legal capacity and has taken all necessary corporate action required to empower and authorise it to enter into this Agreement; and
5.2
this Agreement constitutes an agreement valid and binding on it and enforceable against it in accordance with its terms.

6  CO-OPERATION
The Parties undertake at all times to co-operate with each other in good faith in order to carry out this Agreement and to implement all transactions and steps contemplated herein. The Parties further undertake not to take any action or to omit taking any action which will result in delaying or impeding the implementation of this Agreement.
7  PUBLICITY
7.1
Subject to the provisions of clause 7.3, each Party undertakes to keep confidential and not to disclose to any third party, save as may be required in law (including by the rules of any recognised securities exchange) or permitted in terms of this
Agreement, the nature, content or existence of this Agreement and any and all information given by a Party to the other Parties pursuant to this Agreement.
7.2
No announcements of any nature whatsoever shall be made by or on behalf of a Party relating to this Agreement without the prior consent of the other Parties, save for any announcement or other statement required to be made in terms of the provisions of any law (or the rules of any recognised securities exchange) in which event the Party obliged to make such statement shall first consult with the other
Parties in order to enable them in good faith to attempt to agree the content of such announcement, which (unless agreed) must go no further than is required in terms of such law or rules. This shall not apply to a Party wishing to respond to another Party which has made an announcement of some nature in breach of this clause 7.
7.3
The provisions of this clause 7 shall not apply to any disclosure made by a Party to its professional advisors or consultants, provided that they have agreed to the same confidentiality undertakings, or to any judicial or arbitral tribunal or officer, in connection with any matter relating to this Agreement or arising out of it.
8  BREACH
8.1
If, before the implementation of the exercise of the Option, any Party commits a breach of its obligations under this Agreement, and if the breach in question is not remedied before the expiry of a period of 48 (forty eight) hours after the aggrieved
Party has given notice to the other Party to remedy same, the aggrieved Party shall be entitled to cancel this Agreement on written notice to the other Parties.
8.2
The Parties agree that after the implementation of the exercise of the
Option, the cancellation of this Agreement in the event of a breach would be an inappropriate remedy. It is accordingly agreed that, in the event of a breach, the aggrieved Party shall be entitled (without prejudice to any other rights which it may have in law save for the right to cancel the Agreement) to an order for specific performance and to recover any damages which it may have suffered.
8.3
This Agreement, the Khumo Gold SPV Pref Share Subscription Agreement and
the Trust Loan Agreement form part of one indivisible transaction. Should either this Agreement or any of the Khumo Gold SPV Pref Share Subscription Agreement
and the Trust Loan Agreement be terminated for any reason whatsoever, the other of such agreements shall terminate simultaneously.
9  DISPUTE RESOLUTION
9.1
In the event of there being any dispute or difference between the Parties arising out of this Agreement, or in connection with it, or regarding its interpretation, validity, execution, implementation, termination or cancellation, the said dispute or difference shall on written demand by any
Party be submitted to arbitration in Johannesburg in accordance with the AFSA rules for commercial arbitration.
9.2      Should AFSA, as an institution, not be operating at that time or not be accepting requests for arbitration for any reason, then the arbitration shall be conducted in accordance with the AFSA rules for commercial arbitration, but administered by the attorneys of the parties to the dispute, before an arbitrator appointed by agreement between the parties to the dispute or failing agreement within 10 (ten) business days of the demand for arbitration, then any party to the dispute shall be entitled to forthwith call upon the chairperson of the Johannesburg
Bar Council to nominate the arbitrator, provided that the person so nominated shall be an advocate of not less than 10 (ten) years standing as such. The person so nominated shall be accepted by and appointed as the arbitrator by the parties to the dispute. In the event of the attorneys of the parties to the dispute failing to agree on any matter relating to the administration of the arbitration, such matter shall be referred to and decided by the arbitrator whose decision shall be final and binding on the parties to the dispute.
9.3 Any of the parties to the dispute may appeal the decision of the arbitrator or arbitrators in terms of the AFSA rules for commercial arbitration.
9.4 Nothing herein contained shall be deemed to prevent or prohibit a Party from applying to the appropriate court for urgent relief or for judgment in relation to a liquidated claim.
9.5
Any arbitration in terms of this clause 8 shall be conducted in camera and the
Parties shall treat as confidential and not disclose to any third party details of the dispute submitted to arbitration, the conduct of the arbitration proceedings or the outcome of the arbitration, without the written consent of the other parties to the dispute.
9.6 The provisions of this clause 8 will continue to be binding on the Parties notwithstanding any termination or cancellation of the Agreement.

9.7 The Parties agree that the written demand by a Party in terms of clause 9.1 that the dispute or difference be submitted to arbitration, is to be deemed to be a legal process for the purpose of interrupting extinctive prescription in terms of the Prescription Act, 1969.
10  BENEFIT OF THE AGREEMENT
This Agreement will be also for the benefit of and be binding upon the successors in title and permitted assigns of the Parties or any of them.
11  NOTICES AND DOMICILIA
The Parties choose as their respective domicilia citandi at executandi for the purpose of legal proceedings and for the purposes of giving or sending any notice provided for or necessary in terms of this Agreement, the following addresses and telefax numbers for each of them —
Name
Physical Address
Telefax
Khumo Gold SPV The Birches Riverwoods Office +27 (0)11 457 6901
& The Trust Park Johnson Road
                                            Bedfordview

Marked for the attention of; Dr Paseka Ncholo

Name
Physical Address
Telefax
DRDGOLD 4 Ebsco House +27 (0)11 482 4641
299 Pendoring Ave
Blackheath
Marked for the attention of: N Pretorius
provided that a Party may change its domicilium to any other physical address or telefax number within the Republic of South Africa by written notice to the other Parties to that effect.
Such change of address will be effective 5 (five) business days after receipt of the notice of the change of domicilium.

11.2
All notices to be given in terms of this Agreement will be in writing and will -
11.2.1
be delivered by hand or sent by telefax;
11.2.2
if delivered by hand during business hours, be presumed to have been received on the date of delivery. Any notice delivered after business hours or on a day which is not a business day will be presumed to have been received on the following business day; and
11.2.3
if sent by telefax during business hours, be presumed to have been received on the date of successful transmission of the telefax. Any telefax sent after business hours or on a day which is not a business day will be presumed to have been received on the following business day.
11.3    Notwithstanding the above, any notice given in writing, and actually received by the Party to whom the notice is addressed, will be deemed to have been properly given and received, notwithstanding that such notice has not been given in accordance with this clause.
11.4
The Parties record that whilst they may correspond via email during the currency of this Agreement for operational reasons, no formal notice required in terms of this Agreement, nor any amendment of or variation to this Agreement may be given or concluded via email.
12  GENERAL
12.1    This Agreement constitutes the whole of the agreement between the Parties relating to the matters dealt with herein and, save to the extent otherwise provided herein, no undertaking, representation, term or condition relating to the subject matter of this Agreement not incorporated in this Agreement will be binding on any of the Parties.
12.2     No variation, addition, deletion, or agreed cancellation will be of any force or effect unless in writing and signed by or on behalf of the Parties. Failure or delay on the part of any Party in exercising any right, power or privilege hereunder will not constitute or be deemed to be a waiver thereof, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
12.3     All provisions and the various clauses and sub-clauses of this Agreement are, notwithstanding the manner in which they have been grouped together or linked grammatically, severable from each other. Any provision, clause or sub-clause of this Agreement which is or becomes unenforceable in any jurisdiction, whether due to voidness, invalidity, illegality, unlawfulness or for any other reason whatever, shall, in such jurisdiction only and only to the extent that it is so unenforceable, be treated as pro non scripto and the remaining provisions, clauses and sub-clauses of this Agreement shall remain of full force and effect.
12.4     Neither this Agreement nor any part, share or interest therein nor any rights or obligations hereunder may be ceded, assigned, or otherwise transferred without the prior written consent of the other Parties.
12.5     This Agreement may be executed in counterparts, each of which will be deemed an original, and all of which together will constitute one and the same agreement as at the date of signature of the Party last signing one of the counterparts.
13  APPLICABLE LAW AND JURISDICTION
13.1   This Agreement will in all respects be governed by and construed under the laws of the Republic of South Africa.
13.2 Subject to the provisions of clause 8, the Parties hereby consent and submit to the non-exclusive jurisdiction of the Witwatersrand Local Division of the High Court
of the Republic of South Africa in any dispute arising from or in connection with this Agreement. The Parties agree that any costs awarded will be recoverable on an attorney-and-own-client scale.
14  COSTS
The fees and disbursements of the Nominated Attorneys of and incidental to the negotiation, drafting, preparation and implementation of this Agreement will be borne and paid by DRDGOLD together with the stamp duty payable on the transfer of the Option
Shares. All further legal costs and expenses of and incidental to the negotiation, drafting, preparation and implementation of this Agreement will be paid by the Party incurring such costs.
15  SIGNATURE
Signed on behalf of the Parties as set out below, each signatory hereto warranting that he or she has due authority to do so –
SIGNED at JOHANNESBURG on 10 October 2006.
For and on behalf of
DRDGOLD LIMITED

Signature: /s/ JWC Sayers
Chief Financial Officer

SIGNED at BEDFORDVIEW on 10 October 2006.

For and behalf of
THE TRUSTEES FIR THE TIME
BEING OF THE DRDSA
EMPOWERMENT TRUST
Signature: /s/ T Mogotsi
Trustee